Exhibit 99.1

CIAN ANNOUNCES FINAL DECISION OF NYSE COMMITTEE FOLLOWING APPEAL OF NYSE DELISTING DETERMINATION

July 24, 2023

LARNACA, Cyprus – (BUSINESS WIRE) – Cian PLC (NYSE: CIAN, MOEX: CIAN) (“Cian” or the “Company”), a leading online real estate classifieds platform in Russia, today announced that, following its review of the determination of the staff of the New York Stock Exchange Regulation (the “Staff”) to delist the Company’s American depositary shares, each representing one ordinary share of the Company (the “ADSs”), from New York Stock Exchange (the “NYSE”), a Committee of the Board of Directors of the New York Stock Exchange (the “NYSE Committee”) has reached a final decision to uphold the delisting determination (the “Final Delisting Decision”). The Company was notified of the Final Delisting Decision on July 21, 2023. On that same date, the NYSE filed a Form 25 notification of removal from listing with the Securities and Exchange Commission.

As previously announced, on March 15, 2023, the Company received a written notice of the delisting determination by the Staff. On March 28, 2023, the Company submitted a written request for a review of the delisting determination by the NYSE Committee. On April 14, 2023, the NYSE Office of General Counsel, acting as counsel to the NYSE Committee, delivered a letter to both the Company and the Staff, informing the parties that the date of the review would be July 13, 2023, setting forth a timetable prior to the review date for the parties to make written submissions to the NYSE Committee, and acknowledging the Company’s request to make an oral presentation on the review date.

The Company delivered its first written submission on May 5, 2023, emphasizing (i) that the Company has been and remains in full compliance with all applicable laws, reporting obligations and qualitative and quantitative listing criteria of the NYSE, and that none of the Company, its officers, directors or significant shareholders has engaged in any misconduct, and (ii) that the Company’s ADS holders could suffer actual financial harm as a result of a delisting of the Company’s ADSs. The Staff delivered its written submission on May 24, 2023, stating, among other things, that despite no evidence of noncompliance by the Company, the NYSE has the discretionary authority to delist a company based on public policy concerns. On June 9, 2023, the Company submitted a reply brief to the Staff’s written submission. On July 13, 2023, representatives of the Company together with its legal advisors participated in an oral presentation before the NYSE Committee.

The removal of the ADSs from listing on the NYSE will become effective on July 31, 2023, ten days after the filing of the Form 25 notification of removal from listing. The Company does not expect the delisting to have any immediate effect on the terms of the ADSs under its ADS program, which will continue to exist in their current form. The trading of the Company’s ADSs on the Moscow Exchange is unaffected and continues as usual.

Following the delisting from the NYSE, the Company will continue to adhere to its reporting obligations as long as the Company’s ADSs are registered under the U.S. Securities Exchange Act of 1934, as amended.

The Final Delisting Decision does not impact the Company’s business operations or financial position and we remain focused on maintaining business growth. The Company remains committed to acting in the best interests of all of its stakeholders, including investors, customers, merchants, our multiple business partners and employees to the best of its ability.

Contacts

Investor contacts:

Daria Fadeeva

ir@cian.ru

Media contacts:

Olga Podoliaka

pr@cian.ru

About Cian

Cian is a leading online real estate classifieds platform in the large, underpenetrated and growing Russian real estate classifieds market, with a strong presence across Russia and leading positions in the country’s key metropolitan areas. The Company ranks among the top twelve most popular online real estate classifieds globally in terms of traffic (based on SimilarWeb traffic data for June 2023). Cian’s networked real estate platform connects millions of real estate buyers and renters to millions of high-quality real estate listings of all types — residential and commercial, primary and secondary, urban and suburban. In the first quarter of 2023, the Company had over 1.9 million listings available through its platform and monthly audience with an average UMV of 19 million. Through its technology-driven platform and deep insights into the Russian real estate market the Company provides an end-to-end experience for its customers and users and helps them address multiple pain points on their journey to a new home or place to work.

Source: Cian PLC

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the delisting of our ADSs from NYSE and our appeal to the NYSE Committee, as well as statements that include the words “believe,” “expect,” “intend,” may,” “plan,” “project,” “will,” and other words and terms of similar meaning or the negative thereof. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: the negative impact of the ongoing military actions between Russia and Ukraine, any negative effects of sanctions, export controls and similar measures targeting Russia as well as other responses to the military conflict in Ukraine; further potential negative developments of the COVID-19 pandemic, or other public health crises, other negative developments in our business or unfavorable legislative or regulatory development and the other important factors discussed under the caption “Risk Factors” in Cian’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on April 27, 2023 and our other filings with the SEC as such factors may be updated from time to time.

Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.